                               CONSENT OF EXPERTS



I hereby consent to the filing of that certain Buckhorn Mountain Technical Report dated December, 2003, including the identification of us as experts, under cover of Form 6-K with the Securities and Exchange Commission and the incorporation by reference of that report and information into Kinross Gold Corporation's registration statements on Form S-8, Registration Nos. 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744, and 333-13742.



By:  /s/ N.T. McKinnon
    ----------------------------------
         N.T. McKinnon

Date:    September 13, 2004